DWS Distributors, Inc.

(A Wholly Owned Subsidiary of DWS Investment Management Americas, Inc.)

Financial Statements and Schedules

December 31, 2023

(With Report of Independent Registered Public Accounting Firm Thereon)

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47765

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/23___ AND ENDING ___12/31/23___
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___DWS Distributors, Inc.___

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

___222 South Riverside Plaza___
(No. and Street)

___Chicago___	___IL___	___60606-5808___
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

___Nancy Tanzil___	___212-454-8603___	___nancy.tanzil@dws.com___
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

___KPMG LLP___
(Name – if individual, state last, first, and middle name)

___345 Park Avenue___	___New York___	___NY___	___10154___
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)
FOR OFFICIAL USE ONLY	

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nancy Tanzil _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of DWS Distributors, Inc. _____, as of December 31 _____, 2023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

INGRID K. BAERWALD
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01BA6197539
Qualified in Nassau County
Commission Expires December 1, 2024

Notary Public

Signature:

Title:
Finance and Operations principal

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
DWS Distributors, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of DWS Distributors, Inc. (the Company) as of December 31, 2023, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 2002.

New York, New York
March 22, 2024


DWS Distributors, Inc.

(A Wholly Owned Subsidiary of

DWS Investment Management Americas, Inc.)
Statement of Financial Condition

December 31, 2023



Assets


Cash and cash equivalents	$	49,655,953
Administrative, service and distribution fees receivable		3,196,102
Commissions receivable		14,737
Receivable from affiliates		11,135,159
Income tax receivable		161,732
Deferred tax asset, net		3,181,827
Other assets		850,567
Total assets	$	68,196,077


Liabilities and Stockholder's Equity


Administrative, service and distribution fees payable	$	4,643,415
Payable to affiliates		7,366,195
Income tax payable		2,208,151
Compensation payable		13,841,680
Accounts payable and accrued expenses		4,944,343
Total liabilities		33,003,784

Stockholder's equity:

Common stock:

Class A, par value $1.00 per share. Authorized, issued, and outstanding 1,000 shares	1,000
Class B, par value $0.01 per share. Authorized, issued, and outstanding 1,000 shares	10
Paid-in capital	12,097,298
Retained earnings	23,093,985
Total stockholder's equity	35,192,293

Total liabilities and stockholder's equity	$	68,196,077

See accompanying notes to financial statements.

DWS Distributors. Inc.
(A Wholly Owned Subsidiary of
DWS Investment Management Americas. Inc.)
Statement of Income

For the year ended December 31, 2023

Revenues:		
Administrative, service and distribution fees	$	18,979,495
Fees for services provided to affiliates		104,330,892
Commissions		206,071
Other income		2,595,331
Total revenues		126,111,789
Expenses:		
Compensation and benefits		44,382,327
Administrative, service and distribution fees		36,666,506
Services provided by affiliates		18,570,961
Commission		7,510,210
Sales		4,910,511
Travel and entertainment		2,470,435
Communications		2,347,176
Professional fees		1,160,916
Other		3,207,381
Total expenses		121,226,423
Income before income taxes		4,885,366
Income tax expense		1,631,874
Net income	$	3,253,492

See accompanying notes to financial statements.

DWS Distributors, Inc.
(A Wholly Owned Subsidiary of
DWS Investment Management Americas, Inc.)
Statement of Changes in Stockholder's Equity

Year ended December 31, 2023

	Class A common stock	Class B common stock	Paid-in capital	Retained earnings	Total
Balance at December 31, 2022	$ 1,000	10	12,059,211	37,340,493	49,400,714
Net income	—	—	—	3,253,492	3,253,492
Shared-based compensation, net	—	—	38,087	—	38,087
	—	—	—	(17,500,000)	(17,500,000)
Balance at December 31, 2023	$ 1,000	10	12,097,298	23,093,985	35,192,293

See accompanying notes to financial statements.

DWS Distributors, Inc.

(A Wholly Owned Subsidiary of

DWS Investment Management Americas, Inc.)

Statement of Cash Flows

Year ended December 31, 2023

Cash flows from operating activities:

Net income	$	3,253,492

Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation	378
Shared-based compensation, net	38,087
(Increase) decrease in operating assets:	
Administrative, service and distribution fees receivable	92,337
Commissions receivable	1,635
Receivable from affiliates	9,719,131
Deferred tax asset, net	(351,497)
Other assets	(538,487)
Increase (decrease) in operating liabilities:	
Administrative, service and distribution fees payable	(442,550)
Payable to affiliates	773,284
Income tax payable	405,446
Compensation payable	(2,886,943)
Accounts payable and accrued expenses	431,955
Net cash provided by operating activities	10,496,268

Cash flows from investing activities:

Redemption of time deposit	20,000,000
Net cash provided by investing activities	20,000,000

Cash flows from financing activities:

Dividends paid	(17,500,000)
Net cash used in financing activities	(17,500,000)

Net decrease in cash and cash equivalents		12,996,268
Cash and cash equivalents at beginning of year		36,659,685
Cash and cash equivalents at end of year	$	49,655,953

Supplemental disclosure on cash flow information:

Income taxes paid	$	1,495,200

See accompanying notes to financial statements.

DWS Distributors, Inc.

(A Wholly Owned Subsidiary of
DWS Investment Management Americas, Inc.)

Notes to Financial Statements

December 31, 2023

(1) Organization and Business

DWS Distributors, Inc. (the Company) is a wholly owned subsidiary of DWS Investment Management Americas, Inc. ("DIMA or the Parent"). DIMA is a wholly owned subsidiary of DWS USA Corporation ("DWS USA"). DWS USA is a wholly owned subsidiary of DWS Group GmBH & Co. KGaA ("DWS Group"), a publicly traded company on the Frankfurt Stock Exchange, which is majority–owned by Deutsche Bank AG ("the Bank"). The Company was incorporated in Delaware on September 20, 1994 and is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is a registered broker dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP), which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The accompanying financial statements have been prepared from separate records maintained by the Company, and may not necessarily be indicative of the financial condition and results of operations, which would have existed if the Company had been operating as an unaffiliated entity.

(b) Use of Estimates

The preparation of the financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. These estimates and assumptions are based on the Company's best estimates and judgment. The Company evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, and adjusts such estimates and assumptions when facts and circumstances dictate. Actual results could differ from those estimates.

(c) Foreign Currency Translation

The functional currency of the Company is U.S. dollar. Assets and liabilities denominated in non-U.S. dollar currencies are translated into U.S. dollar equivalents using year-end spot foreign exchange rates. Revenues and expenses are translated into U.S. dollar equivalent using the average

(A Wholly Owned Subsidiary of
DWS Investment Management Americas, Inc.)

Notes to Financial Statements

December 31, 2023

rates of exchange for the period. Gains and losses resulting from translation to U.S. dollar equivalents are reflected on the statement of income as a part of other expenses.

(d) *Cash and Cash Equivalents*

The Company defines cash and cash equivalents as cash or short term, highly liquid securities and interest earning deposits with original maturities of three months or less.

(e) *Common Stock*

The Company has two classes of common stock. The Parent holds all Class A voting shares and Class B non-voting shares.

(f) *Share-Based Compensation*

The cost of employee services received in exchange for a share-based award is generally measured based on the grant-date fair value of the award in accordance with Accounting Standards Codification (ASC) Topic 718, *Stock Compensation* and is recorded in the statement of income of the Company.

Awards were granted by DWS Group to selected employees of the Company. Both awards (DWS Equity Plan and DWS Stock Appreciation Rights (SAR)) Plan are considered as cash settled but equity-linked plans. All employees who are offered the DWS Equity Plan are subject to performance conditions and forfeiture provisions, which need to be met for each tranche to be eligible for settlement. In case such performance conditions are not met, the tranche will lapse. Employees who are offered the DWS SAR Plan awards are also subject to specific performance and forfeiture provisions, as applicable under the SAR Plan.

Compensation expense is recorded on a straight-line basis over the period in which employees perform services to which the awards relate or over the period of the tranches for those awards delivered in tranches and is recorded in the statement of income of the Company. Estimates of expected forfeitures are periodically adjusted in the event of actual forfeitures or for changes in expectations. The timing of expense recognition relating to grants which, due to early retirement provisions, include a nominal but non-substantive service period are accelerated by shortening the amortization period of the expense from the grant date to the date when the employee meets the eligibility criteria for the award, and not the vesting date. For awards that are delivered in tranches, each tranche is considered a separate award and amortized separately.

DWS Distributors, Inc.

(A Wholly Owned Subsidiary of
DWS Investment Management Americas, Inc.)

Notes to Financial Statements

December 31, 2023

The employees continue to participate in the DB Equity Plan under the rules established for the Bank as applicable. Share-based payment transactions where the Bank grants Deutsche Bank AG shares to the employees of the Company are classified as equity-settled transactions reflected in the equity in the financial statements as the Bank has the obligation to settle the shares. The substance of Bank's share award programs is that the Bank makes a capital contribution to the Company, which correspondingly makes a share-based payment to its employees in exchange for services.

Compensation cost related to the grant of Bank awards to employees of the Company are recognized in the financial statement as compensation expense with a corresponding credit to equity. The compensation expense based on the fair value at grant date of the awards (and adjusted for expected forfeitures) is amortized over the requisite substantial service period of the award.

(g)   *Administrative, Service and Distribution Fees Income and Expense*

The Company earns administrative service fees (some of which are under 12b-1 plans) and 12b-1 distribution fees from Class C and R mutual fund shares and various classes of money market fund shares. The Administrative Service Fee ("ASF") is for certain funds that have entered into shareholder services agreements with the Company to provide post-sale administrative services to investors. The agreements apply to the Class A, C and R shares of the funds. Under these agreements, the applicable classes pay the Company an ASF at an annual rate that varies among the classes. While the ASF payments for the Class A, C and R shares are covered by Rule 12b-1 plans, the ASF is paid for post-sale administrative services and not for distribution services. Revenue from administrative service and 12b-1 distribution fees are recognized when earned and expenses are recognized when incurred.

12b-1 distribution fees are fees paid by the mutual funds out of mutual funds assets to cover distribution expenses and shareholder service expenses. 12b-1 distribution fees include fees paid for sales and marketing expenses. Some 12b-1 plans also authorize and include shareholder service fees, which are fees paid to persons to respond to investor inquiries and provide investors with information about their investments.

(h)   *Commission Revenue*

The Company earns commission revenue for the distribution of Class A mutual fund shares sold with a front-end load. Revenue is recognized on the date which shares or notes are sold.

DWS Distributors, Inc.

(A Wholly Owned Subsidiary of
DWS Investment Management Americas, Inc.)

Notes to Financial Statements

December 31, 2023

(i) Commission Expense

Commission expense represents amounts paid to broker-dealers for the sale of Class A, B, C, and R mutual fund shares. Expenses are recognized when incurred.

(j) Income Taxes

The results of the Company are included in the consolidated U.S. Federal income tax return of DWS USA Corporation.

The Company's full year results are included in certain combined and unitary state tax returns of the Deutsche Bank New York Branch. In addition, the Company files tax returns in certain states on a standalone basis.

The Company provides for income taxes on all transactions that have been recognized in the statement of financial condition in accordance with ASC Topic 740, *Income Taxes*. Accordingly, deferred taxes are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in the period during which such changes are enacted. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not. Deferred tax assets are included in the statement of financial condition.

ASC Topic 740 provides guidance on the accounting for uncertainty in income taxes and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC Topic 740 also provides guidance on de-recognition, classification, interest and penalties, disclosure, and transition.

Under the Company's accounting policy, interest and penalties recognized in accordance with ASC Topic 740 are classified as interest expense.

(k) Recent Accounting Developments

Income Taxes (Topic 740): Improvements to Income Tax Disclosures - In December 2023, the FASB issued ASU 2023-09 to enhance the information presented on the income tax disclosure. These amendments require an entity on an annual basis to disclose certain specific differences between its effective tax rate and the statutory rate. The Company expects to adopt this ASU as of January 1, 2025 with no material impact on the financial statements.

DWS Distributors, Inc.

(A Wholly Owned Subsidiary of
DWS Investment Management Americas, Inc.)

Notes to Financial Statements

December 31, 2023

(3)   Revenue Recognition

The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. Significant judgments are required in the application of the five step model when determining whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts. The following is a description of the Company's primary sources of revenue.

a)   Distribution Fees

12b-1 distribution fees are fees paid by the mutual fund out of mutual fund assets to cover distribution expenses and shareholder service expenses. 12b-1 distribution fees include fees paid for sales and marketing expenses. Some 12b-1 plans also authorize and include shareholder service fees, which are fees paid to persons to respond to investor inquiries and provide investors with information about their investments. The Company may receive distribution fees paid by the fund upfront, over time, and upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof, for serving as the distributor of mutual funds managed by the Parent. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. The upfront commission fee is generally a fixed percentage of the share price. The fixed price is allocated to the performance obligation, which is satisfied at the time shares are sold to investors. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the

DWS Distributors, Inc.

(A Wholly Owned Subsidiary of
DWS Investment Management Americas, Inc.)

Notes to Financial Statements

December 31, 2023

market value of the fund and in the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied during the period.

b) Administrative Services Fees (ASF)

The ASF fees are for certain mutual funds that have entered into shareholder services agreements with the Company to provide post-sale administrative services to investors. The Company provides administrative services on a daily basis. The Company believes the performance obligation for providing these services is satisfied over time because the customer is receiving and consuming benefits as they are provided by the Company. The ASF fee is generally calculated as a fixed percentage of the mutual fund's daily net asset value. The ASF fee is recognized as revenue when the constraint is resolved and it is probable that a subsequent change in the estimate of variable consideration will not result in a significant revenue reversal. This will generally occur on a daily basis when net asset values are known and determined.

c) Commissions

The Company receives a portion of the upfront commission that investors pay as underwriter commissions on sales of certain mutual fund share classes. Revenue is recognized on the trade date.

The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. The Company believes that the trade date is the appropriate point in time to recognize revenue as there are no significant actions which the Company needs to take subsequent to this date.

The following table presents the Company's disaggregated revenue from contracts with customers for the year ended December 31, 2023:

Administrative service fees	$	17,335,389
Distribution fees		1,644,106
Commissions		206,071
Total revenue	$	19,185,566

DWS Distributors, Inc.

(A Wholly Owned Subsidiary of
DWS Investment Management Americas, Inc.)

Notes to Financial Statements

December 31, 2023

(4) Related Party Transactions

The Company has related-party transactions with Deutsche Bank AG and affiliated companies as the result of transactions entered into in the ordinary course of business. Such transactions are based on contractual agreements or standard allocations methodologies between the Company and its affiliates. DIMA and other bank affiliates provide services to the Company including management, information technology, operations, and back office support, such as finance, compliance, human resources, legal, and risk. Concurrently, the Company provides management, marketing, and sales and distribution support to DIMA and other affiliates. The business areas receiving the benefits of these services are charged for their respective costs based upon service agreements among various affiliated entities. The Company also receives administrative fees for the sale of commingled trust and other collective investment vehicles. The administrative fee is equal to the amount of administrative expense for personnel and service expenses that are incurred with the sale of commingled trust, other collective investment vehicles, and real estate investment products. For the year ended December 31, 2023, the gross amount charged by the Company to the affiliates was $63,574,518 and the gross amount charged to the Company by affiliates was $18,570,961. Additionally, in accordance with a separate service level agreement between DIMA and the Company, DIMA reimbursed the Company for its compensation and other operating expenses amounting to $40,756,374, during 2023. Accordingly, the total amount of fees for services provided to affiliates by the Company was $104,330,892 for the year ended December 31, 2023.

The administrative, service and distribution fees and commissions earned by the Company relates to services provided to DWS mutual funds and are considered affiliates of the Company.

(a) Related Party Assets and Liabilities

The following table sets forth related party assets and liabilities as of December 31, 2023, as included in the statement of financial condition:

DWS Distributors, Inc.

(A Wholly Owned Subsidiary of
DWS Investment Management Americas, Inc.)

Notes to Financial Statements

December 31, 2023

Assets

Receivable from affiliates	$	11,135,159
Administrative, service and distribution fee receivable		3,196,102
Commission receivable		14,737
	$	14,345,998

Liabilities

Payable to affiliates	$	7,366,195
Compensation payable		84,288
Income tax payable		2,208,151
	$	9,658,634

(b) Related Party Revenues and Expenses

The following table sets forth the Company's related party revenues and expenses for the year ended December 31, 2023, as included in the statement of income:

Revenues		
Fees for services provided to affiliates	$	104,330,892
Administrative service and distribution fees		18,979,495
Commissions		206,071
	$	123,516,458
Expenses		
Administrative service and distribution fees	$	940,057
Compensation and benefits		769,229
Services provided by affiliates		18,570,961
Professional fees		50,959
Travel and entertainment		86,918
Other		1,812,190
	$	22,230,314

DWS Distributors, Inc.

(A Wholly Owned Subsidiary of
DWS Investment Management Americas, Inc.)

Notes to Financial Statements

December 31, 2023

(5) Income Taxes

The provision for income taxes for the year ended December 31, 2023 consisted of the following:

Current:		
Federal	$	1,466,536
State and local		430,741
Total current		1,897,277
Deferred:		
Federal		(193,701)
State and local		(71,702)
Total deferred		(265,403)
Total income tax expense	$	1,631,874

For the year ended December 31, 2023, $1,631,874 of income tax expense and $89,127 of income tax benefit were allocated to net income and stockholder's equity, respectively.

The reconciliation between the Company's effective tax rate from continuing operations and the statutory tax rate is as follows:

Computed tax expense	$	1,025,927
State & local tax, net of federal benefit		283,641
Nondeductible meals and entertainment expenses		193,213
Shared-based compensation		56,982
Other		72,111
	$	1,631,874

DWS Distributors, Inc.

(A Wholly Owned Subsidiary of
DWS Investment Management Americas, Inc.)

Notes to Financial Statements

December 31, 2023

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2023, were as follows:

Deferred tax assets:		
Deferred compensation	$	2,726,518
State net operating loss carryforward		6,176
Accrued but unpaid foreign related party expense		1,374,844
Other		6,075
Gross deferred tax assets		4,113,613
Valuation allowance		(6,176)
Deferred tax assets, net of valuation allowance		4,107,437
Deferred tax liabilities:		
Pension and post-retirement benefits		(925,610)
Gross deferred tax liabilities		(925,610)
Net deferred tax asset	$	3,181,827

The Company participates in the tax sharing agreement with DWS USA as a result of the Company being included in the Federal consolidated tax return filed under DWS USA.

The Company also participates in the tax sharing agreement with Deutsche Bank New York Branch Consolidated Group as a result of the Company being included in the New York State and New York City Combined tax returns filed under the Deutsche Bank New York Branch.

Income taxes are computed on a modified separate company basis and the Company reflects the separate return tax liability as a current tax liability on the books and records. U.S. Federal tax liability is paid by the Company to DWS USA on a current basis. In the event the Company generates a tax benefit from Federal tax losses or tax credits, such benefit is reflected as a current tax receivable on the Company's books and the Company is reimbursed for this tax benefit on a current basis by DWS USA.

Since the Company utilizes a modified separate company method for its separate company income tax computation, the taxable income of the DWS USA consolidated tax group of which the Company is a member is considered in evaluating whether deferred tax assets ("DTAs") are expected to be realized. The

DWS Distributors, Inc.

(A Wholly Owned Subsidiary of
DWS Investment Management Americas, Inc.)

Notes to Financial Statements

December 31, 2023

Company believes it is more likely than not that the results of future operations, taking into account the impact of the Company's various strategic initiatives, will generate sufficient taxable income to realize the net DTAs.

As of December 31, 2023, the Company determined that it has no uncertain tax positions, interest, or penalties as defined within FASB ASC 740, and accordingly, no additional disclosures are required. In the next twelve months the Company believes that there will be no material changes to unrecognized tax benefits.

As of December 31, 2023, the consolidated group of which the Company is a member, is under examination by the IRS for tax years 2017 through 2018. New York State and New York City are under examination for tax years 2015 through 2016. Illinois is under examination for tax years 2011 through 2012.

The Company primarily files in the following jurisdictions: Federal, New York State and New York City.

Tax refunds receivable from other state tax authorities at December 31, 2023 was $161,732. Tax payable to affiliates at December 31, 2023 was $2,208,151.

(6) Employee Benefit Plans

Retirement Plans

The Company continues to participate, together with other affiliates of Deutsche Bank Americas Holding Corporation (DBAH) in a tax-qualified 401(k) plan. Employees are able to contribute up to 40% of their eligible compensation on a before-tax and /or after-tax basis, up to IRS limits. For employees hired before January 1, 2005, after a participant has completed six months of service, the Company matches dollar for dollar up to 5% of eligible compensation, up to a maximum of $4,000 per year.

Effective January 1, 2005, the plan was amended for employees hired on or after January 1, 2005. Participants who have completed six months of service receive a Company matching contribution of up to 4% of eligible compensation, up to the IRS annual compensation maximum. Participants employed less than 10 years receive a Company fixed contribution equal to 4% of the first $100,000 of eligible compensation. Participants employed 10 or more years receive a Company fixed contribution equal to 6% of the first $100,000 of eligible compensation. In addition, effective as of when Deutsche Bank AG no longer owned (directly or indirectly) at least 80% of DWS KGaA, participants that are not eligible for a Company fixed contribution since they were hired, rehired or localized before January 1, 2005, will receive a supplemental annual contribution in an amount equal to 6.5% of eligible compensation. The Company

DWS Distributors, Inc.

(A Wholly Owned Subsidiary of
DWS Investment Management Americas, Inc.)

Notes to Financial Statements

December 31, 2023

recognized approximately $1.8 million in 401(k) expense for this plan, included in compensation and benefits within the statement of income for the year ended December 31, 2023.

(a) *Share-Based Compensation Plans*

DWS Equity and Stock Appreciation Rights (SAR) Plans

DWS Group made grants of share-based compensation under the DWS Equity Plan. This plan represents a contingent right to receive a cash payment by referencing to the value of DWS shares during a specified time period. The DWS SAR Plan represents a contingent right to receive a cash payment equal to any appreciation (or gain) in the value of a set number of notional DWS shares over a fixed period of time. This award does not provide any entitlement to receive DWS shares, voting rights or associated dividends. The DWS Equity Plan is a phantom share plan representing a contingent right to receive a cash payment by referencing to the value of DWS shares during a specified period of time. The award recipient for any share-based compensation plan is not entitled to receive dividends during the vesting period of the award. The share awards granted under the terms and conditions of any share-based compensation plan are forfeited fully or partly if the recipient voluntarily terminates employment before the end of the relevant vesting period or the end of the retention period for Upfront Awards. Vesting usually continues after termination of employment in cases such as redundancy or retirement.

For the year ended December 31, 2023, the Company recognized approximately $2.3 million for these plans, which is included in compensation and benefits in the accompanying statement of income.

The fair value of the DWS SAR Plan awards have been measured using the generalised Black-Scholes formula model. The liabilities incurred are re-measured at the end of each reporting period until settlement. The principal inputs being the market value on reporting date, discounted for any dividends foregone over the holding periods of the award, and adjustment for expected and actual levels of vesting which includes estimating the number of eligible employees leaving Deutsche Bank Group and number of employees eligible for early retirement. Given the limited trading in the market years of DWS share price volatility and the absence of implied volatility, the expected volatility of the DWS share price has been based in an evaluation of the historical volatility for a comparable peer group over the preceding 5-year period.

Deutsche Bank Equity Plan:

The Company employees continue to participate in the DB Equity Plan under the rules established for Deutsche Bank as applicable. Shared-based payment transactions where the Deutsche Bank Group AG granted the Deutsche Bank AG shares to the employees of the DWS Group are classified as equity-settled transactions reflected in the equity in the statement of financial condition as the Bank has the obligation to

DWS Distributors, Inc.

(A Wholly Owned Subsidiary of
DWS Investment Management Americas, Inc.)

Notes to Financial Statements

December 31, 2023

settle the shares. The award recipient is not entitled to receive dividends during the vesting period of the award. The share awards granted under the terms and conditions of the DB Equity Plan may be forfeited fully or partly if the recipient voluntarily terminates employment before the end of the relevant vesting period. Vesting usually continues after termination of employment in cases such as redundancy or retirement.

To the extent that the settlement price is less or greater than the price at grant date, the Company is allocated a gain or loss based on the difference.

For the year ended December 31, 2023, the Company recognized approximately $0.1 million for these plans, which is included in compensation and benefits in the accompanying statement of income. For the year ended December 31, 2023, the Company was allocated a gain of approximately $0.04 million related to its portion of the overall net gain realized by the Bank that was attributable to share-based awards granted to the Company's employees. This amount has been reflected as an adjustment to the Company's paid-in capital.

(b)   *Cash Retention Plan*

The Company participates in the DB Restricted Incentive Plan, a cash retention plan of the Bank, under which Restrictive Incentive Awards ("RIA") are granted as deferred cash compensation. The RIA consists of four tranches each amounting to one quarter of the grant volume. It is subject to a four-year pro-rata vesting period during which time specific forfeiture conditions apply. In line with regulatory requirements, this plan includes performance-indexed clawback rules. Thus, there is the possibility that parts of the awards will be subject to forfeiture in the event of non-achievement of defined targets, breach of policy or financial impairment.

For the year ended December 31, 2023, the Company recognized approximately $0.5 million in compensation and benefit expense related to these plans in the statement of income.

(7)   Legal Contingencies

The Company operates in a legal and regulatory environment that exposes it to significant legal risks. As a result, the Company is involved in litigation, arbitration and regulatory proceedings in the ordinary course of business.

In accordance with ASC 450, *Loss Contingencies*, the Company will accrue a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many lawsuits, regulatory proceedings and arbitration, it is not possible to determine whether a liability has been incurred

DWS Distributors, Inc.

(A Wholly Owned Subsidiary of
DWS Investment Management Americas, Inc.)

Notes to Financial Statements

December 31, 2023

or to estimate the ultimate or minimum amount of that liability until the matter is close to resolution, in which event no accrual is made until that time. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot determine the probability or estimate what the eventual loss or range of loss related to such matters will be. Subject to the foregoing, the Company continues to assess such matters and believes, based on information available, that the resolution of these matters will not have a material adverse effect on the financial condition of the Company.

The Company may settle litigation or regulatory proceedings or investigations prior to a final judgment or determination of liability. It may do so for a number of reasons, including to avoid the cost, management efforts or negative business, regulatory or reputational consequences of continuing to contest liability, even when the Company believes it has valid defenses to liability. It may also do so when the potential consequences of failing to prevail would be disproportionate to the costs of settlement.

(8) Credit Risks

Credit risk is measured by the loss the Company would record if its counterparties failed to perform pursuant to the terms of their contractual obligations and the value of collateral held, if any, was not adequate to cover such losses. The Company has established controls to monitor the creditworthiness of counterparties.

Concentrations of credit risk from financial instruments, including contractual commitments, exist when groups of issuers or counterparties have similar business characteristics or are engaged in like activities that would cause their ability to meet their contractual commitments to be adversely affected, in a similar manner, by changes in the economy or other market conditions. The Company monitors credit risk on both an individual and group counterparty basis. The Company minimizes this risk through credit reviews, approvals, trading limits, and monitoring procedures.

(9) Regulatory Requirements – Net Capital

Pursuant to the SEC's Uniform Net Capital Rule (Rule 15c-1), the Company is required to maintain minimum net capital. The Company computes its required net capital using the alternative method. As of December 31, 2023, the Company's net capital, alternative net capital requirement, and excess net capital were $16,250,870, $250,000, and $16,000,870 respectively. Capital may not be withdrawn nor dividends paid to the extent capital is required for continued compliance with Rule 15c3-1.

(A Wholly Owned Subsidiary of
DWS Investment Management Americas, Inc.)

Notes to Financial Statements

December 31, 2023

(10) Subsequent Events

In accordance with U.S. GAAP disclosure requirements on subsequent events, management has evaluated events for possible recognition or disclosure in the financial statements through March 22, 2024, the date the financial statements were issued.

DWS Distributors. Inc.
(A Wholly Owned Subsidiary of
DWS Investment Management Americas. Inc.)
Computation of Net Capital under Rule 15c3-1

December 31, 2023

Computation of net capital:		
Total stockholder's equity	$	35,192,293
Less:		
Nonallowable assets:		
Administrative service and distribution fees receivable		3,196,102
Commissions receivable		14,737
Receivable from affiliates		11,135,159
Property, plant and equipment		254
Other assets		4,193,872
Other deductions		401,299
		18,941,423
Net capital		16,250,870
Alternative net capital requirement		250,000
Excess net capital	$	16,000,870

Note: The above computation does not differ from the amended computation filed by the Company on Form X-17A-5 on March 6, 2024.

See accompany report of independent registered public accounting firm.

DWS Distributors. Inc.
(A Wholly Owned Subsidiary of
DWS Investment Management Americas. Inc.)
Computation of Reserve Requirements Pursuant to Rule 15c3-3 and

Information Related to Possession and Control Requirements Pursuant to Rule 15c3-3

December 31, 2023

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3; and is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, because the Company limits its business activities to: (i) mutual fund underwriter or sponsor; (ii) wholesaler of exchange traded funds; (iii) wholesaler of foreign investment company securities to U.S. and non-U.S. broker-dealers; and (iv) wholesaler or distributor of real estate investment trusts (REITs) and the Company (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4); (ii) did not carry accounts of or for customers; and (iii) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most

See accompanying report of independent registered public accounting firm.

DWS Distributors, Inc.
(A Wholly Owned Subsidiary of
DWS Investment Management Americas, Inc.)
Exemption Report
December 31, 2023

DWS Distributors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following with respect to its most recent fiscal year:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3; and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because, the Company limits its business activities to: (i) mutual fund underwriter or sponsor; (ii) wholesaler of exchange traded funds; (iii) wholesaler of foreign investment company securities to U.S. and non-U.S. broker-dealers; and (iv) wholesaler or distributor of real estate investment trusts (REITs); and the Company (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4); (ii) did not carry accounts of or for customers; and (iii) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

DWS Distributors Inc.

I, Nancy Tanzil, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: _____
Financial and Operational Principal

March 22, 2024



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Board of Directors
DWS Distributors, Inc.:

We have reviewed management's statements, included in the accompanying DWS Distributors, Inc. Exemption Report (the Exemption Report), in which (1) DWS Distributors, Inc. (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3 and (2) is filing the Exemption Report pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (i) mutual fund underwriter or sponsor; (ii) wholesaler of exchange traded funds; (iii) wholesaler of foreign investment company securities to U.S. and non-U.S. broker-dealers; and (iv) wholesaler or distributor of real estate investment trusts (REITs); and the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) (together, the exemption provisions). We have also reviewed management's statements, included in the Exemption Report, in which the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2023 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

KPMG LLP

New York, New York
March 22, 2024